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Washington, D.C. 20549-4561

Attention:	Mark P. Shuman, Branch Chief - Legal Evan S. Jacobson
Re:	Mentor Graphics Corporation Amendment No. 1 to Registration Statement on Form S-4 File No. 333-159631

Gentlemen:

On behalf of Mentor Graphics Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 26, 2009, with respect to the above-referenced Registration Statement on Form S-4 initially filed with the Commission on June 1, 2009 (the “Registration Statement”). Simultaneously with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), revising the Registration Statement to reflect the Company’s responses to the Staff’s comments. We have enclosed a courtesy package which includes four copies of Amendment No. 1, two of which have been marked to show changes from the original filing as requested.

The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. The Company’s responses follow each of the Staff’s comments. We particularly appreciate the input of the Staff regarding Comments 1, 5 and 7 below during a telephone conversation on June 30, 2009. We have endeavored to include responses in line with that conversation and look forward to the confirmation of the Staff on the approach set out below.

Proposal One – The Merger, page 38

Material U.S. Federal Income Tax Consequences of the Merger, page 58

1.

Please clarify that the opinion of counsel to be delivered as a non-waivable condition to the closing of the merger will be that the material tax consequences of the merger are as set forth in the bullet point list on page 59. Also, confirm that you will provide a signed copy of the opinion of counsel regarding the material tax consequences of the merger in the form

July 1, 2009

filed as exhibit 8.1 and/or exhibit 8.2 by means of a post-effective amendment to the registration statement.

Response: This confirms that the opinion of counsel to be delivered pursuant to the non-waivable condition to the closing of the merger is a tax opinion that the merger will qualify as a reorganization. This opinion is defined on page 59 of Amendment No. 1 as the “Tax Opinion” and each reference in the Registration Statement to the “Tax Opinion” refers to this opinion, which is to be delivered at the closing of the merger. This also confirms that the “Tax Opinion” will be filed as an exhibit to a post-effective amendment to the Registration Statement promptly following delivery thereof in connection with the closing of the merger pursuant to the terms of the merger agreement. Separately, signed copies of opinions of respective counsel that the material tax consequences of the merger are as set forth in the bullet point list on page 60 of Amendment No. 1 (page 59 of the original filing), subject to the limitations and qualifications stated in the Registration Statement, are being filed with Amendment No. 1 as Exhibits 8.1 and 8.2. As an appendix to the respective opinion, as applicable, (i) counsel to LogicVision, Inc. has included the form of “Tax Opinion” that the merger will qualify as a reorganization substantially in the form it expects to deliver, pursuant to the merger agreement, at the closing of the merger and (ii) counsel to the Company has included the form of “Tax Opinion” that the merger will qualify as a reorganization substantially in the form it would expect to deliver, pursuant to the merger agreement, at the closing of the merger in the event counsel to LogicVision, Inc. does not deliver such opinion as anticipated.

The Merger Agreement and the Support Agreements, page 62

The Merger Agreement, page 62

2.	We note your disclosure on page 62 in the paragraph beginning “The merger agreement and the following summary have been included to provide you with information regarding the terms of the merger agreement and are not intended to provide you with any factual information about any party to the merger agreement, including any information about their condition (factual or otherwise).” We also note similar disclosure on page 65, in the first paragraph of the section titled “Representations and Warranties.” General disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when the Company is aware of material contradictory information, and additional disclosure by the Company is appropriate in such circumstances. Please revise the disclaimer to include a clear statement of your disclosure responsibilities with regard to material contradictory information.

Response: The Company has revised the Registration Statement to modify the disclosure as requested to include a statement of the Company’s disclosure responsibility with regard to material contradictory information, as relates to the representations and warranties of the merger agreement, about which it is aware. Please see pages 63 and 66 of Amendment No. 1. In addition, the Company confirms on behalf of both the Company and LogicVision, Inc. that each party has considered whether additional specific disclosures are needed in the Registration Statement to put into context information about such representations and warranties so that the information in the Registration Statement is not misleading, and, as noted in the revised language, both have concluded that appropriate disclosure has been made.

3.

The penultimate sentence of the disclaimer on pages 62 and 65 states that investors “should not look to or rely on such representations and warranties.” This appears to assert that the exhibits are not disclosure documents and may not be relied upon. The fact that a required exhibit, such as material contract, is not prepared as a disclosure document does not mean

July 1, 2009

that the exhibit does not constitute disclosure to investors. See Release No. 34-51283. Please delete this sentence.

Response: The Company has deleted the applicable sentence as requested. Please see pages 63 and 66 of Amendment No. 1.

4.	Cautionary language should be limited to statements of fact. In contrast, much of the disclaimer contains statements of speculation; in effect, that the representations and warranties in the agreements included as exhibits:

•	Should not be viewed to provide any factual information – but you will not tell investors what factual information, if any, is the exception;

•

Are subject to qualifications and limitations by the respective parties, including exceptions and other information that are not necessarily reflected in the filed agreement – but you will not tell investors which representations or warranties, if any, have been so qualified, limited or excepted;

•	May apply a standard of materiality in a way different from what may be viewed as material to investors – but you will not tell investors which, if any, different way; and

•	May have changed after the date of the merger agreement – but you will not tell investors what, if anything, has changed.

The intent and the effect of this language is to undermine and to put into question the interpretation and reliability of a document that the commission has required you to file as an exhibit to your registration statement. Either specifically identify which representations and warranties are subject to this language or delete this language.

Response: The Company has revised the Registration Statement to modify the disclosure as requested. Please see pages 63 and 66 of Amendment No. 1.

Exhibit 8.1

5.	We note counsel’s statement that: “the statements in the proxy statement/prospectus forming part of the Registration Statement under the caption ‘Proposal One—The Merger—Material U.S. Federal Income Tax Consequences of the Merger,’ insofar as they purport to summarize certain provisions of the statutes or regulations referred to therein, are accurate summaries of all material respects.” Counsel appears to only be addressing the accuracy of the prospectus disclosure with respect to the accuracy of summaries of provisions of statutes and regulations. The opinion should express counsel’s opinion that the merger qualifies as a reorganization, and that the material federal tax consequences of the merger are as described in the applicable section of the prospectus. Please revise.

Response: The opinion of applicable counsel has been revised in response to the Staff’s comment that the opinion should express the opinion that the material federal tax consequences of the merger are as described in the applicable section of the Registration Statement. As stated in response to Comment 1 above, as an appendix to the opinion, counsel to the Company has included the form of “Tax Opinion” that the merger will qualify as a reorganization substantially in the form it would expect to deliver,

July 1, 2009

pursuant to the merger agreement, at the closing of the merger in the event counsel to LogicVision, Inc. does not deliver such opinion as anticipated. Also as stated in response to Comment 1 above, the Company confirms that the “Tax Opinion” (whether delivered by counsel to LogicVision, Inc. as anticipated or ultimately delivered by counsel to the Company) will be filed as an exhibit to a post-effective amendment to the Registration Statement promptly following delivery thereof in connection with the closing of the merger pursuant to the merger agreement.

6.	We note counsel’s statement that: “This opinion is rendered only to you, and is solely for your use in connection with the filing by Mentor Graphics of the Registration Statement upon the understanding that we are not hereby assuming professional responsibility to any other person whatsoever.” Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, must be removed. Investors are entitled to rely on the opinion expressed. Please revise.

Response: In response to the Staff’s comment, the opinion of applicable counsel has been revised as requested.

Exhibit 8.2

7.	Counsel appears to only be addressing the accuracy of the prospectus disclosure with respect to the accuracy of summaries of provisions of statutes and regulations. The opinion should express counsel’s opinion that the merger qualifies as a reorganization, and that the material federal tax consequences of the merger are as described in the applicable section of the prospectus. Please revise.

Response: The opinion of applicable counsel has been revised in response to the Staff’s comment that the opinion should express the opinion that the material federal tax consequences of the merger are as described in the applicable section of the Registration Statement. As stated in response to Comment 1 above, as an appendix to the opinion, counsel to LogicVision, Inc. has included the form of “Tax Opinion” that the merger will qualify as a reorganization substantially in the form it expects to deliver, pursuant to the merger agreement, at the closing of the merger. Also as stated in response to Comment 1 above, the Company confirms that the “Tax Opinion” (whether delivered by counsel to LogicVision, Inc. as anticipated or ultimately delivered by counsel to the Company) will be filed as an exhibit to a post-effective amendment to the Registration Statement promptly following delivery thereof in connection with the closing of the merger pursuant to the merger agreement.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-4663 or Christopher L. Kaufman at (650) 463-2606, or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

July 1, 2009

Very truly yours,

/s/ Jamie K. Leigh

Jamie K. Leigh

of LATHAM & WATKINS LLP

Encs.

cc:	Dean M. Freed, Mentor Graphics Corporation
LogicVision, Inc., c/o Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP
Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP